

April 9, 2013

Via E-mail
Kyu-Ho Park
Chief Financial Officer
Korea Electric Power Corporation
167 Samseong-Dong
Gangum-Gu
Seoul 135-791, Korea

  Re: **Korea Electric Power Corporation**
    Form 20-F for the Year Ended December 31, 2011
    Filed April 30, 2012
    File No. 1-13372

Dear Mr. Park:

  We have reviewed your response dated March 6, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

General

1. We note that the half-year financial statements on your website show a negative gross profit for the six months ended June 30, 2011 and June 30, 2012. We also note that you previously reported positive gross profit for the year ended December 31, 2011, and your Form 6-K filed on March 15, 2013 reflects a positive gross profit for the year ended December 31, 2012. For each of 2011 and 2012, please explain to us in detail what occurred between June 30 and December 31 that caused your gross profit to change from a negative amount to a positive amount.

2. We note that the English version of your website provides June 30, 2012 half-year financial statements, including a review report from your independent accountant. We also note that the website for your securities regulator, the Financial Supervisory Service, appears to include quarterly financial statements for your company going back for several years. Please provide us with your analysis of <u>each</u> of the three criteria in General Instruction B to Form 6-K to demonstrate to us whether you were required to file interim financial statements on Form 6-K in prior years. Please note that a commitment to file interim financial statements on Form 6-K in the future is not responsive to our request for your analysis of your obligation to have filed interim financial statements in the past.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief